UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Tableau Software, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

87336U105

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87336U105

1.	Names of Reporting Persons Christian Chabot
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 6,136,783 shares(1)
	6.	Shared Voting Power Not applicable.
	7.	Sole Dispositive Power 6,136,783 shares(1)
	8.	Shared Dispositive Power Not applicable.
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,136,783 shares(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 9.5%(2)
12.	Type of Reporting Person (see instructions) IN

(1)	Includes 5,494,000 shares of Class B Common Stock held on December 31, 2016, 639,812 shares of Class B Common Stock issuable pursuant to stock options exercisable within 60 days of December 31, 2016, 2,659 shares of Class A Common Stock held by the Reporting Person on December 31, 2016 and 312 shares of Class A Common Stock issuable to the Reporting Person pursuant to restricted stock units issuable within 60 days of December 31, 2016. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value and whether voluntary or involuntary or by operation of law, except for certain transfers described in the issuer’s amended and restated certificate of incorporation, including, without limitation, certain transfers for tax and estate planning purposes.

(2)	Based on 58,381,813 shares of Class A Common Stock outstanding on December 31, 2016. Assumes (i) the conversion of the Class B Common Stock held by the Reporting Person into Class A Common Stock, (ii) the exercise of Reporting Person’s options exercisable as of or within 60 days of December 31, 2016, (iii) the conversion of the resulting shares of Class B Common Stock into Class A Common Stock, and (iv) the issuance of Class A Common Stock pursuant to restricted stock units which the Reporting Person has the right to acquire within 60 days of December 31, 2016.

Item 1(a).	Name of Issuer: Tableau Software, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 1621 North 34th Street, Seattle, WA 98103

Item 2(a).	Name of Person Filing: Christian Chabot

Item 2(b).	Address of Principal Business Office or, if none, Residence: The address and principal business office of the Reporting Person is: c/o Tableau Software, Inc. 1621 North 34th Street Seattle, WA 98103

Item 2(c).	Citizenship: Mr. Chabot is a United States citizen.

Item 2(d).	Title of Class of Securities: Class A Common Stock

Item 2(e).	CUSIP Number: 87336U105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount Beneficially Owned: 6,136,783 shares(1)

(b)	Percent of Class: 9.5%(3)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 6,136,783 shares(1)

(ii)	Shared power to vote or to direct the vote:

  Not applicable.

(iii)	Sole power to dispose or to direct the disposition of: 6,136,783 shares(1)

(iv)	Shared power to dispose or to direct the disposition of:

  Not applicable.

(3)

Based on 58,381,813 shares of Class A Common Stock outstanding on December 31, 2016. Assumes (i) the conversion of the Class B Common Stock held by the Reporting Person into Class A Common Stock, (ii) the exercise of Reporting Person’s options exercisable as of or within 60 days of December 31, 2016, (iii) the conversion of the resulting shares of Class B Common Stock into

Class A Common Stock, and (iv) the issuance of Class A Common Stock pursuant to restricted stock units which the Reporting Person has the right to acquire within 60 days of December 31, 2016.

Assuming conversion of all of the Issuer’s Class B Common Stock outstanding on December 31, 2016 into Class A Common Stock, the exercise of Reporting Person’s options exercisable as of or within 60 days of December 31, 2016, the conversion of the resulting shares of Class B Common Stock into Class A Common Stock and the issuance of Class A Common Stock pursuant to restricted stock units which the Reporting Person has the right to acquire within 60 days of December 31, 2016, the Reporting Person listed in Item 4 would hold 8.0% of the total outstanding shares of the Issuer. This percentage is based on the combined total of 76,718,422 outstanding shares as of December 31, 2016, which represents 58,381,813 shares of Class A Common Stock and 18,336,609 shares of Class B Common Stock.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of a Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2017
Date

/s/ Christian Chabot
Christian Chabot